Monica L. Parry

+1.202.373.6179

monica.parry@morganlewis.com

November 7, 2018

VIA EDGAR

Ms. Lisa Larkin
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street NE
Washington, DC 20549

Re:	Renn Fund, Inc. N-2 Filing (File No. 811-22299)

Dear Ms. Larkin:

This letter responds to Staff comments regarding the Renn Fund, Inc.’s (the “Fund”) registration statement on Form N-2, which you conveyed to me and my colleague, Matthew Wolock, via telephone on October 11, 2018. The N-2 was filed with the U.S. Securities and Exchange Commission on September 7, 2018. Summaries of the Staff’s comments and our responses thereto on behalf of the Registrant are provided below. Capitalized terms not defined herein should be given the meaning provided in the registration statement.

Prospectus Comments

1.	Comment: Please include a statement on the cover page that the rights offering may dilute the shares of a shareholder that does not subscribe to the offering. Please also provide an example illustrating the dilutive effect may have on a shareholder.

Response: The requested changes have been made.

2.	Comment: Please add a statement that the Prospectus should be retained for future reference.

Response: The requested change has been made.

3.	Comment: If the holdings in privately-held companies of the Fund will exceed 15% of its assets, the Fund should impose a minimum initial investment of $25,000 and restrict investments to accredited investors.

Morgan, Lewis & Bockius llp

1111 Pennsylvania Avenue, NW
Washington, DC 20004	+1.202.739.3000
United States	+1.202.739.3001

Response: The Fund confirms that it does not intend to invest greater than 15% of its assets in privately-held companies.

4.	Comment: Please consider deleting “Leveraging Risks” if it is not a principal risk of the Fund.

Response: The Fund has been borrowing money recently for various reasons, and has determined to retain this language as relevant.

5.	Comment: Please confirm the percentage of assets of the Fund that will be invested in Bitcoin. The Staff requests that the Fund limit its exposure to 15% or less of its assets, at the time of investment.

Response: The Fund confirms that its exposure to Bitcoin, which is achieved through the publicly traded security GBTC, will be less than 15% of its assets measured at cost or at the time of investment. As of June 30, 2018, the Fund’s exposure was approximately 0.62% of its assets.

6.	Comment: Please add the word “common” in front of “shares” in the Annual Expenses row of the Summary of Fund Expenses table.

Response: The requested change has been made.

7.	Comment: Please renumber the footnotes under the section Summary of Fund Expenses, as there are duplicative footnote numbers.

Response: The requested change has been made.

8.	Comment: In the ninth paragraph under the heading Payment for Shares, please explain supplementally how roman numerals (i) and (iii) are consistent with Section 23(b) of the Investment Company Act of 1940.

Response: The Form N-2 currently states: “If a Record Date Stockholder who acquires shares pursuant to the Basic Subscription or the Additional Subscription Privilege does not make payment of any amounts due, the Fund reserves the right to take any or all of the following actions: (i) find other purchasers for such subscribed-for and unpaid-for shares; (ii) apply any payment actually received by it toward the purchase of the greatest whole number of shares which could be acquired by such holder upon exercise of the Basic Subscription or the Additional Subscription Privilege; (iii) sell all or a portion of the shares actually purchased by the holder in the open market, and apply the proceeds to the amounts owed; or (iv) exercise any and all other rights or remedies to which it may be entitled, including, without limitation, the right to set off against payments actually received by it with respect to such subscribed shares and to enforce the relevant guaranty of payment.

We do not believe that clauses (i) and (iii) are inconsistent with Section 23(b), but we have added language to this paragraph to make clear that, as to clause (i), the purchasers the Fund would seek would be shareholders of the Fund that had already exercised their Rights and wished to subscribe for additional shares, and as to clause (iii), the Fund would sell such unpaid-for shares at a price that is the current net asset value of the shares.

9.	Comment: Please confirm whether the registration statement includes appropriate strategy disclosure for investments in Bitcoin. Specifically, whether appropriate disclosure is contained in the Summary and Strategy Sections.

Response: References to the Fund’s ability to invest in Bitcoin have been added to the Summary and the Investment Objective and Policies Sections.

10.	Comment: Please revise the Section titled “Portfolio Manager” to comply with Item 9.1.C. Specifically, please add the business experience of the Portfolio Manager for the last five years.

Response: The requested change has been made.

Statement of Additional Information Comments

11.	Comment: Please include fundamental policies in the investment objectives and policies section.

Response: The requested update has been made.

12.	Comment: The registration statement includes disclosure that the Fund will not concentrate its investments, by investing more than 25% of its assets, in an industry or group of industries. Please explain why there is an investment in a security valued at 35% of the Fund’s assets.

Response: The Fund confirms that it did not intend to concentrate its investments in an industry or group of industries when it bought the security, nor does the Fund intend to concentrate its investments. The security has appreciated significantly, and the Fund has begun investing in Treasury securities to reduce its position in the security to below 25% of assets. The security is the only position the Fund holds in this sector.

13.	Comment: Please update the control persons table to within 30 days of the registration statement becoming effective.

Response: The requested update has been made.

14.	Comment: Please add the Fund’s financial statements.

Response: The requested update has been made.

15.	Comment: The name of the Fund is incorrectly spelled in the accountants’ draft consent. Please update this to conform to the proper name.

Response: The requested update has been made.

16.	Comment: If the acquired fund fees and expenses exceed 1 basis point, please be sure that the Fund include a line item in the Expense Table showing the amount of such fees.

Response: The Fund has confirmed that acquired fund fees will exceed 1 basis point and has made the requested update.

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Please do not hesitate to contact the undersigned at 202.373.6179 if you have any questions concerning the foregoing.

Very truly yours,

/s/ Monica L. Parry
Monica L. Parry